FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2019	2

RESULTS JANUARY | MARCH 2019

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in our consolidated financial statements and consolidated management report for the year 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 17 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Q1 19 Highlights Mr. Ángel Vilá COO

Q1 Group achievements

1. Increasing customer relevance

- **Best technology to engage customers**
  - ✓ FFTx/Cable +18% (63% penetration, +9 p.p.)
  - ✓ LTE +18% (49% penetration, +9 p.p.)
  - ✓ Pay TV +3% (26% penetration, +2 p.p.)
- **Leveraging Customer Lifetime Value**
  - ✓ Avg. Revenue/Access +4.2% (+44bps vs Q4 18)
  - ✓ Stable churn
- **Benefits customer satisfaction & brand value**
  - ✓ "Movistar 2nd* most valuable Spanish brand"

2. Leading technological platforms

- Deeper customer relationships with the **best CX & AI**
- **Telco cloud** (#1 network technology); virtualisation progress
- **Advancing in network elements switch-off**
- **Testing 5G**; Spain, Germany, UK, 4.5G, Massive MIMO

3. Consistent & profitable growth

- **Reliable revenue growth (accelerating to +3.8%)**
  - ✓ 56% of revenues coming from BB & SoC
- **OIBDA (+1.0%)**
  - ✓ E2E digital transformation benefits (€340m in 2019E)
- **EPS +33.8% y-o-y**
- **€926m Net Income** (+10.6%)
- **Efficient CapEx management** (13.1% CapEx/Sales)
- **Substantial FCF improvement** (€1,408m; 2.6x vs. Q1 18)

4. Stronger Balance sheet

- **Steady deleveraging path, 8 straight Qs of debt reduction**
  - ✓ Lower absolute net debt; €40.4Bn
  - ✓ €38.7bn including post-closing events
- **Improving ROCE through asset sales**
- **Committed with solid investment grade rating**
- **Steady and balanced dividend policy** (2019: €0.4 €/sh)

Telefónica

y-o-y organic variations; y-o-y accesses
*Ranking BrandZ / Kantar. Only telco in top-20

1

Financial summary Q1 19 Reported Reported Organic € in millions IFRS 16 y-o-y y-o-y Revenues 11,979 (1.7%) 3.8% Consistent revenue growth Service revenues 10,700 (3.1%) 2.6% OIBDA 4,264 10.3% 1.0% Reported & Organic growth OIBDA margin 35.6% 3.9 p.p. (0.9 p.p.) OIBDA underlying 3,730 (3.9%) OpCF (ex-spectrum) 2,728 14.6% (5.3%) Net Income 926 10.6% Double-digit growth EPS (€) 0.16 33.8% FCF 1,408 2.6x Almost triple FCF Net Financial Debt 40,381 (5.7%) ex- leases Net debt falling Reported growth rates affected by • Adverse FX • Negative regulation • IFRS 16 positive impact at OIBDA level; negative at Net Income (+€414m and -€17m respectively); leases (€7,439m) • Other special factors: €+120m in OIBDA; €-29m in Net Income (HYP in ARG, restructuring costs, net capital gains, PPA) 2

2019 guidance reiterated Operating 2019 guidance Guidance 2019E Q1 19 (organic) Revenues Around +2% 3.8% Sustained revenue & OIBDA growth despite regulation OIBDA Around +2% 1.0% CapEx / Sales Around 15% 13.1% ex-spectrum CapEx rationality 2019 DIVIDEND €0.4/SH. CASH Dividends to be paid in 2019 calendar yr. €0.40/sh. Cash: 20/Jun/19 €0.20/sh. Interim Dec-19 €0.20/sh. Cash: 19/Dec/19 €0.20/sh. Final Jun-20 €0.20/sh. 3

Double digit increase in net income Q1 19 Reported €m IFRS-16 impact +414 -384 -53 -17 +10.3% +17.4% reported reported 4,264 (2,614) +0.7% +7.7% (34.8%) reported reported +30.8% reported reported +10.6% 1,650 4 (411) reported (234) (83) 926 OIBDA D&A OI Associates Net financial Taxes Minorities Net Income expenses EPS 0.16€ +33.8% y-o-y 4

Revenue trends ramped-up

Growth and quality at the top line

- **Q1 shows +80 bps acceleration**
  - Service revenues +130 bps to +2.6%
  - Handsets sales +15.6% vs. Q1 18
- **All revenue segments growing y-o-y** (org.)
  - UK, steady growth of +5.3%
  - Brazil, improving q-o-q to +1.7%
  - Germany +0.7%
  - Spain sustained at +0.3%
  - South Hispam (+15.2%) supported by ARG
  - North Hispam (+1.2%) reversing Q4 18 trend
  - Telxius +18.7%
- **Unmatched diversification**
  - LatAm accelerating to +6.2%; +260 bps q-o-q
  - Europe +1.6%



Revenues
y-o-y organic
+1.9%
+2.0%
+2.7%
+3.0%
+6.2%
+3.8%
1.6%
LATAM
GROUP
EUROPE
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
EX-REGULATION
+3.9%
+4.6%

Telefónica

5

OIBDA growth: both reported & organic

IFRS 16 impacting OIBDA/margin since Jan-19

- **Reported OIBDA growth (+€400m) reflecting**
  - Positive impact from IFRS-16 (+€414m)
  - FX drag (-€180m)
  - Organic growth (+€40m)
- **Sustained organic y-o-y OIBDA increase**
  - Key contributors: South Hispam (+0.9 p.p.), BRA (+0.8 p.p.) & UK (+0.4 p. p.)
  - Spain improves y-o-y trend vs. Q4 18 (+3.0 p.p.)
- **Operating leverage**
  - +14.6% OpCF ex spectrum (reported)
  - OpCF -5.3% org. due to CapEx phasing (+11.2%)

OIBDA

Reported (€m)



3,864
4,264
Q1 18
Q1 19
+10.3%
y-o-y reported
+1.0%
y-o-y organic
+1.7%
y-o-y org. & ex reg.

OIBDA margin



35.6%
Q1 19
+3.9 p.p.
y-o-y reported
(0.9 p.p.)
y-o-y organic
(0.9 p.p.)
y-o-y org. & ex reg.

Telefónica

6

Accelerated deleverage on robust FCF generation FCF incl. lease principal payments €+858m higher FCF y-o-y €m €m 1,408 Negative seasonality Tax refund 2.6x y-o-y 2,728 +€702m 550 563 1,908 (711) 1,408 (500) Q1 18 Q1 19 (673) FCF ex-spectrum 579 1,429 OpCF WC Interest Taxes, FCF Lease FCF ex-spectrum payments minorities ex-lease principal incl & principal payments leases Others payments Q1 q-o-q reduction in Net Debt €m FCF ex spectrum to improve throughout the year as WC seasonality swings (464) 8th straight quarter of debt reduction (693) Q1 18 Q1 19 7

B2C | Accelerating data monetisation, fueling growth

Increased differentiation & customisation

- **Convergent markets; more video and M4M**
  - First convergent offer in Latam (PER Jan-19)
  - "Movistar Play" (OTT) in all HispAm (MEX & ARG Q1)
  - M4M in Spain & Brazil; Digital services (Cloud, Smart Wifi)
- **Mobile contract, enriched offer**
  - Roaming and data sharing (ARG, CHI, COL)
  - Social Apps add-ons launched in BR
- **Prepaid evolution, higher ARPU and CLV**
  - Integrated data plans in all Latam (ex-MEX)
  - Benefits linked to top-ups
  - "Movistar Play" bundle in PER
- **Device integrated offer focused on value**
  - High-end devices, financing, personalised renewal
  - Positive impact on ARPU & churn

Video: Increased scale



('000)
y-o-y
933
OTT
3,310
DTH
5,518
IPTV/Cable
8,828
Pay TV
9,761
Total
(15%)
+17%
+3%

UBB penetration



y-o-y
51%
Hispam
68%
Brazil
66%
Spain
+16 p.p.
+6 p.p.
+7 p.p.

Telefónica

8

B2B | Speeding up growth on a sustainable basis

Superior proposal for a key segment

- **Growth y-o-y improved across regions**
- **20% of Group revenue**
- **Evolved Lego-like offering**
  - "Digital Core" (Comms + Cloud + Security) leveraging leading network and enabling cloud E2E secure
  - Best-in-class Digital Services (in-house + leading partners)

Capturing digitalisation opportunity

- **B2B Digital revenues +34% y-o-y** (21% of B2B revs.)
  - **Cloud**: +32% y-o-y
    - New agreements (i.e. CloudBlue)
    - Most innovative Cloud service provider (VMare)
  - **IoT** : +62% y-o-y
    - +905K accesses in Q1, mainly in UK, BR, SP
  - **Security** : +35% y-o-y
    - New Security Operation Centre in UK
    - Best player in Security for IoT (MWC'19)

Business Revenues

y-o-y organic



Q4 18
Q1 19
3.4%
5.9%
Total
€2,368m
5.3%
9.6%
Corporate
€1,338m
1.8%
1.7%
SME
€1,030m
2.4%
2.8%
Europe
€1,282m
4.3%
9.3%
Latam
€1,086m

Telefónica

9

Best platforms; improving customer relationship & operations



Cognitive Power
Products & Services
IT & Systems
Physical Assets

4P AI focused on personalisation and decision making

AURA
6 Countries



Movistar Home (Spain)
New functionalities (videocalls...)
Open to 3rd parties (eCommerce,...)

Global Big Data & Data Analytics
Single data & management tools bank
More use cases (device sales, NW deployment)

3P Enlarged offering, new revenue stream

Digital Revenues *y-o-y organic*

€1,875bn
+21.2%



4.3%
Video
39.5%
Cloud+IoT+Sec
41.9%
Content

Global Service Platforms
B2C customer development
Best partner in B2B digitalisation
>100 agreements with 3rd parties

1P Network leadership

UBB; industrialised rollout, fiber evolution

85m premises
52m owned (+13% y-o-y)
XGS-PON (10 Gbps), Open Access

LTE, 4.5 & 5G

78% LTE
71% LTE traffic o/ total; 7% VoLTE
5G tests, Massive MIMO, OpenRAN, OSM

Network virtualisation
UNIC@ 10 countries

Innovative and more efficient network
Core transformation (-40% CapEx need vs legacy)
Fiber maintenance (-50% failure vs copper)
VoLTE & IP migration (spectrum refarming)

2P Agile virtual systems

Digitalised processes

66%
(+4 p.p. y-o-y)

Full Stack (customers migrated)

30%
(+6 p.p. y-o-y)

Telefónica

10

Digital Transformation | Progressing as planned

Gross savings


~20% achieved in Q1
>€300M
>€340M
>€1Bn
FY 18
Incremental FY 19E
Cumulative FY 20E

Agile Mindset

39% — **Digital Experience in sales**

- **Boosting own digital channels**
  - +12% of operations since Dec-18
- Leveraging on **personalisation,** digital marketing, automation, Advanced Analytics

31% — **Digital Customer Service**

- Contact Centers (-11% y-o-y of B2C calls in Q1)
  - **Cognitive platforms** on board (BR & PE)
  - **Digital Channels + Bots** enhancing customer experience
- **Supply Chain:** Blockchain & Advanced Analytics

30% — **Process Automation**

- **Robot factories** in almost all countries to reduce manual tasks
  - **Freed resources** to provide real value to customers
  - SP & BR, biggest projects in the industry

☐ % over savings achieved

Telefónica

11

Q1 19 Results Ms. Laura Abasolo CFCO

Spain | Growing share of value within a rational market Accesses Sustained growth in value accesses y-o-y Dec-18 Mar-19 15% • Tariff upgrades’ impact fades along the Q 13% 9% 7% 7% 7% 6% 4% - Trading improved gradually; Mar better than Feb, Feb better than Jan Convergent TV FTTH Mobile • Continue improving mix at convergent base Contract - “Convergent" ARPU €88.2 (+0.6% y-o-y), stable q-o-q FTTH improving returns • Taking the lion’s share in Spanish Fiber growth Accesses (m) Share in total fiber net adds* Uptake (%) Retail Wholesale - Retail accesses +13%/wholesale x1.7 y-o-y 78% • Increased customer loyalty, room for M4M 53% 65% nd 5.7 26% 26% - New differential VAS’s: “Priority”, 2 homes… 5.5 23% 4.5 1.5 1.7 5% 7% 8% 1.0 Unmatchable platforms yield superior returns 3.6 3.9 4.0 18% 18% 18% Mar-18 Dec-18 Mar-19 Mar-18 Dec-18 Mar-19 • Best-in-class NGN and TV network Share in total fiber market* 64% - FTTH wholesale agreements bring-in sustainability - Leading LTE coverage/speed (OCU) High-value o/convergent base - Addressing Pay TV upside (5m): improved offering (convergent & OTT) 81% 41% • Improved share of retail revenue 30% High-end Pay TV UBB y-o-y +3 p.p. +3 p.p. +2 p.p. (*) As per latest CNMC data (Q1 18, Q4 18, Jan-19) 12

Spain |Improving revenue and OIBDA trends Service Revenues & OIBDA Setting better trends on wholesale turnaround y-o-y organic Serv. Revs. OIBDA • Service Revenue grows for 7 straight Qs - “Consumer” flat y-o-y; lower tariff impact vs. Q1 18 - “Business” +3.0%; growing for 4 Q’s 0.8% 0.8% 0.2% 0.6% - “Wholesale & Other” reverses trend; +0.2% (vs. -7.1% in Q4 18) 0.6% 0.1% 0.0% • Drags in wholesale being gradually removed (1.4%) (1.3%) - TV wholesale growth set to accelerate (4.4%) • Tailwinds ahead for H2 - Tariff update, promo’s expiry, fiber & MVNO agreements Q1 18 Q2 18 Q3 18 Q4 18 Q1 19 Strong cash conversion Capex/Sales OIBDA y-o-y improvement (+3.0 p.p.) €m 973 • Negative content one-offs seen in Q4 removed 12.1% - Incremental savings (personnel, digitalisation...) • Reported OIBDA impacted by IFRS and others • CapEx +9.2% y-o-y on phasing • Benchmark in CapEx/Sales; 31.3% OpCF margin OpCF Q1 13

Germany | Strong trading performance

Innovative commercial propositions

- **New value-added initiatives to enhance ARPU and churn**
- **Enhanced infrastructure portfolio**; cable wholesale access through long term agreement with Vodafone
- **Strong own and partner trading**; partners 60% of gross additions
- **LTE cust. 19.3m** (+20% y-o-y); penetration +8 p.p. y-o-y
- **O_2 contract churn** improved by 0.2 p.p. y-o-y

Contract net adds


k
y-o-y
279
306
Q4 18
Q1 19
+50%
+94%

Accelerating data monetisation


Avg. data usage of O2 contract LTE cust
LTE penetration
3.9GB
4.1GB
4.2GB
41%
44%
46%
Q3 18
Q4 18
Q1 19

Key financial highlights

- **Sustained revenue growth**
  - MSR ex-reg. stable (+0.3% y-o-y; -0.4% in Q4 18)
  - Strong handset sales: +12.6% y-o-y
- **Improved OIBDA y-o-y** (+3.8 p.p. vs Q4 18)
- **Reported OIBDA** includes +€129m of IFRS 16 implementation
- **Strong Q1 CapEx increase** (+28.3% y-o-y), due to front-loaded LTE roll-out, a trend expected to normalise over the full year

Revenues

y-o-y organic


+0.7%
Q1 19
€1,779m

OIBDA

y-o-y organic


(0.2%)
Q1 19
€522m

Telefónica

14

UK | Customer centric approach drives growth trends

Strong commercial performance

- **Leading as UK's favourite mobile network**
  - Q1 customer growth of +2% y-o-y
  - O_2 contract customers +4% y-o-y
  - Strong customer loyalty; leading Q1 postpay churn at 0.9%
- **65% LTE penetration** (+5 p.p. y-o-y)

Good growth across all key financials

- **Strong top-line**
  - Continued MSR growth in Q1 (+0.5% y-o-y)
  - Accelerated handset & other revenue growth (+18.7% y-o-y)
- **Reported OIBDA** includes +€55m of IFRS 16 implementation
- **Q1 CapEx** of €185m broadly stable (+0.2% y-o-y)

O2 contract net dds

(incl. M2M)


+220k
Q1 19

Leading in the UK

"Best Network Performance" at Mobile News Awards

"Best Sponsorship of the last 25 years" at UK Sponsorship Awards


2019
THE WINNERS!
#UKSA2019

Revenues

y-o-y organic


5.3%
Q1 19

€1,691m

OIBDA

y-o-y organic


3.4%
Q1 19

€504m

OpCF

y-o-y organic


5.8%
Q1 19

€319m

Telefónica
15

Brazil | Delivering profitable value growth Value growth amidst M4M strategy Accesses Penetration y-o-y Q1 18 Q1 19 • M4M strategy backs solid mobile ARPU growth & stable churn - Tariff changes: +9% in Pure Contract in Sep-18; +11% in Hybrid Dec-18; +20% in prepaid in Mar-Apr 44% 44% 66% 50% 56% 55% - Contract churn: 1.7% (stable q-o-q; +0.1 p.p. y-o-y) 14% 19% 27% 9% - Q1 19 contract net adds 616k Contract LTE FTTH • Well built leadership Contract LTE FTTH IPTV - 40.1% contract mkt. share; 32.1% total mob. mkt. share • 88% 4G coverage; 63% 4.5G coverage ARPU • Fixed: Transformation journey to major ARPU increase y-o-y organic - FTTH: 9.0m HPs (1.7m in LTM; 0.3m in Q1 19) 14.4% 3.1% - 2m connected (623k connected in LTM; 141k in Q1 19) 2.6% - Outstanding results in cities launched since 2017 with occupation above average Mobile FBB Pay TV - IPTV offered in all cities with FTTH (130 vs. 121 in Q4) Postpaid Fiber IPTV ARPU: x4 ARPU: ARPU: prepaid x1.4 XDSL x1.2 DTH 16

Brazil | Confirmation of top-line improvement Value growth flowing into P&L Revenues y-o-y organic Q3 18 Q4 18 Q1 19 • Service revenue y-o-y trend again improved (+1.1 p.p. vs Q4 18) MSR: - 1.7% 1.6% - Strong postpaid growth (+8.2% vs. +6.9% in Q4 18) 0.5% - Fostering migration to higher data plans (0.0%) (1.0%) (1.0%) - Fixed: Revenue ex voice +7.9% y-o-y (3.5%)(3.2%) - Fiber outperforms (+25.7%); IPTV +45.1% (5.4%) - Voice -18.1% (reducing weight o/ fixed revs: -7 p.p. y-o-y) Total MSR Fixed - B2B improving (+0.9 p.p. q-o-q) OIBDA Margin (organic) Previous year Profitability continues to expand • OpEx +2.3% y-o-y on higher handset consumption, still well 39.1% below inflation (4.6% in LTM) 37.3% 37.2% 36.8% • OIBDA +3.1% y-o-y 36.3% 34.9% • OpCF €654m (-1.2%) on CapEx acceleration (+9.6% y-o-y; fiber and 4G deployment) • FCF 16% y-o-y (under Brazil reporting criteria) Q3 18 Q4 18 Q1 19 17

South Hispam | Better revenue trends Penetration Positive contract net adds for 6th consecutive Q Q1 18 Q1 19 TEF Penetration in Europe • Fiber deployment acceleration: 8.8m premises passed (8.3m Dec-18); 70% 67% 56% 30% FTTx take-up 46% 49% 38% 40% 33% 40% • Q1 ARGENTINA (Revs. €543; OIBDA €145m) - 495k FTTx connections (1.7x y-o-y); 59k IPTV accesses (launched in Oct-18). Movistar Play launched since Mar-19 Contract Pay TV LTE - Revenue y-o-y acceleration (+40.0%). OIBDA: +17.4% y-o-y Accesses +3% +8% +18% y-o-y • Q1 CHILE (Revs. €498m; OIBDA €169m) - Continued solid contract (+11%) and mobile ARPU growth (+2.6%) Revenues OIBDA - 556k FTTx conections (1.5x y-o-y) and 90k IPTV accesses y-o-y organic y-o-y organic 15.2% • Q1 PERU (Revs. €518m; OIBDA €107m) 11.1% 7.4% 7.0% - Positive net adds in contract (66k) backed by Movistar Total launch - OIBDA y-o-y trend improved to -7.9% (+29 p.p. q-o-q) on better revenues, lower subsidies and network cost efficiencies Q4 18 Q1 19 Q4 18 Q1 19 18

North Hispam | Top-line turns around Accesses Accelerating revenue growth in COL & CAM Mar-19 y-o-y organic Penetration • Value growth: contract (+3%), FTTx (+82%) & LTE (+43%) 82% • OIBDA: -14.9% highly affected by MEX (+0.3% ex. MEX) 43% • Q1 COLOMBIA (Revs. €359m; OIBDA €131m) - Sound increase in contract (+4%) & prepaid (+9%) 3% - Fiber deployment accelerates: 1.2m FTTx premised passed (x1.6 Contract LTE FTTx y-o-y); 305k connections (x1.8 y-o-y) - Revenues +3.8%; OIBDA +3.2% y-o-y 15% 33% 23% • Q1 MEXICO (Revs. €296m; OIBDA €22m) Revenues OIBDA - Contract accesses +3% y-o-y y-o-y organic y-o-y organic - Revenue trend reversed (+1.2% y-o-y) on improved ARPU and lower regulatory impact. OIBDA impacted by spectrum 1.2% fees/regulation (2.4%) • Q1 CAM (Revs. €189m; OIBDA €72m) (15.8%) (14.9%) - Revenue & OIBDA growth improvement (+6.5% & +5.6% y-o-y) Q4 18 Q1 19 Q4 18 Q1 19 19

Telxius | Reaping the benefits of premium infrastructure Positive operational momentum Towers Tenants # # Net adds • Towers Net adds - Solid growth of new tenants in Q1 (>2x net adds y-o-y) 291 285 - 75 towers built in Q1 (>3x y-o-y) 125 - Increased tenancy ratio: 1.37x (+0.03x y-o-y) 75 139 24 • Cable - Sustained commercial momentum Q1 18 Q4 18 Q1 19 Q1 18 Q4 18 Q1 19 Base (Mar-19) 16,754 Base (Mar-19) 22,924 Accelerating growth trends Revenues OIBDA • Q1 financials impacted by exceptional sale in Cable y-o-y organic Ex-MAREA effect y-o-y organic Ex-MAREA effect • Improving top-line growth +6.0% +9.1% - Towers: +8.0% y-o-y (vs. Q4 at +10.1%) +18.7% +18.2% - Cable: +27.4% y-o-y (+4.5% ex-MAREA effect) • Q1 Reported OIBDA impacted by IFRS16 (24M€) +5.5% +6.3% • CapEx down 83.6% once new cables are completed • Improved OpCF (2.9x y-o-y organic ex-MAREA effect) Q4 18 Q1 19 Q4 18 Q1 19 €195m €219m €91m €129m 20

One more quarter of material debt reduction Net Financial Debt €m -693 € billions ND/OIBDA ND/OIBDA ND/OIBDA 2.62x 2.61x 2.54x 41,074 (1,408) 570 40,381 (1.7) (139) (186) 232 239 38.7 Dec-18 FCF Hybrid Shareholder Pre-retirement Net financial FX & Mar-19 Post-closing Mar-19 2 replacement remun. (incl. commitments investments Others events including Post- closing events hybrid coupons) €47.8bn incl. IFRS-16 Leases1 2,728 (711) (673) 676 (113) (500) 1,408 OpCF ex- Working Net interest Tax Dividend to Lease FCF spectrum capital payment minorities, principal accrued spectrum & others payments Seasonal effect 1. IFRS 16 leases: €7.4bn (lower part of the range) 2. Post-closing events: sale of Telefónica Costa Rica, Telefónica Móviles Panamá, Telefónica Celular de Nicaragua and Telefónica Móviles El Salvador; sale of 11 Data Centers 21

Strong liquidity thanks to attractive long-term financing Sources of long-term financing Net Debt maturities 2019 YTD | €bn Hybrids LME Mar 18 & Mar 19 Mar-19 | €bn; not considering hybrid NC dates Annual coupons -102 b.p. to 4.1% Avg. years to call from 3.2Y to 4.9Y 78% debt Avg. debt life of 10.2Y 0.9 5.3 in fixed rates (9.0Y Dec-18) 1.3 1.0 5.5 4.5 1.1 Cash > gross 1.0 maturities 2019 2020E 2021E € Green USD Bonds € Bonds Hybrids Financing at Total Bond Subsidiaries Liquidity position Interest payment costs Mar-19 | €bn Mar-19 96% LT 12.7 24.0 3.57% (18 b.p.) 11.3 3.39% Mar-18 Mar-19 Cash position Undrawn credit Liquidity position lines & synd. credit facilities 22

FX impact neutralised at FCF

Currency weakness in Q1

- **Solid organic contribution to Revenues & OIBDA**
  - Q1 y-o-y: +€464m revenues & +€40m OIBDA
- FX detracts 4.9 p.p. in revenues, 4.7 p.p. in OIBDA
- **ARG & BRL depreciation**, major drags in Q1
- **Impact in net debt** (Spot GBP/EUR appreciation)

FX impact in Q1 FCF



€m
OIBDA
CapEx
Working Capital
Taxes + Interest + Others
FCF
(180)
+104
(14)
+17
(74)

FX headwinds



FX reduces OpEx
FX reduces CapEx, Taxes & others
FX increases NDebt
Revenues
-€597m
OIBDA
-€180m
FCF
-€74m
Net Debt
+€32m 12M rolling

Telefónica

23

Conclusion Mr. Ángel Vilá COO 28

Wrap-up | Solid start of the year Revenue Consistent, profitable & sustainable growth +3.8% organic EPS +33.8% EPS & Net Income double digit growth Net Income +10.6% Net Debt Continued net debt reduction, for 8 consecutive quarters -€0.7Bn in Q1 Cov. Infrastructures are key to ensure best customer-experience Fiber 52m LTE 78% Savings Improving efficiencies; monetisation B2C + B2B & digitalisation digitalisation 2019E >€340m Outlook 2019 reiterated 24

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 10, 2019	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief finance and Control Officer